 Total Return Portfolio ------------------------------------------------------------------------------------------------------------------- A Series of Panorama Series Fund, Inc. Prospectus dated April 30, 2002 Total Return Portfolio is a mutual fund that seeks to maximize total investment return by allocating its assets among investments in stocks, corporate bonds, U.S. government securities and money market instruments. Shares of the Portfolio are sold only as an underlying investment for variable life insurance policies, variable annuity contracts and other insurance company separate accounts. A prospectus for the insurance product you have selected accompanies this Prospectus and explains how to select shares of the Portfolio as an investment under that insurance product. This Prospectus contains important information about the Portfolio's objective, its As with all mutual funds, the Securities and investment policies, strategies and risks. Please Exchange Commission has not approved or disapproved read this Prospectus (and your insurance product the Fund's securities nor has it determined that prospectus) carefully before you invest and keep them this Prospectus is accurate or complete. It is a for future reference about your investment. criminal offense to represent otherwise. Contents About the Portfolio ------------------------------------------------------------------------------------------------------------------- The Portfolio's Investment Objective and Strategies Main Risks of Investing in the Portfolio The Portfolio's Performance About the Portfolio's Investments How the Portfolio is Managed Investing in the Portfolio ------------------------------------------------------------------------------------------------------------------- How to Buy and Sell Shares Dividends, Capital Gains and Taxes Financial Highlights About the Portfolio The Portfolio's Investment Objective and Strategies What Is the Portfolio's Investment Objective? The Portfolio seeks to maximize total investment return (including capital appreciation and income) principally by allocating its assets among stocks, corporate bonds, U.S. government securities and money market instruments, according to changing market conditions. What Does the Portfolio Invest In? The Portfolio invests mainly in common stocks, corporate bonds, U.S. government securities (including mortgage-related securities), and short-term notes. The Portfolio's investment Manager, OppenheimerFunds, Inc. (the "Manager"), can allocate the Portfolio's investments among these different types of securities in different proportions at different times to seek the Portfolio's goal. That allocation is based on the Manager's judgment of where the best opportunities are after evaluating market and economic conditions. Normally, at least 25% of the Portfolio's total assets will be invested in fixed income senior securities. Otherwise, the Portfolio is not required to allocate its investments among stocks, corporate bonds, U.S. government securities and money market instruments in any fixed proportion and the relative weighting of those asset classes in the Portfolio's holdings will change over time. Therefore, the Portfolio might have some of its assets invested in each asset class or it might not invest in certain asset classes at times. o Stocks. The Portfolio can buy a variety of domestic and foreign stocks and other equity investments, including common and preferred stocks, warrants and securities convertible into common stock. The Portfolio can buy securities of companies of different market capitalization ranges. Currently, the Portfolio invests primarily in the securities of domestic large capitalization companies. There are limits on the Portfolio's investments in foreign securities. o Debt Securities. The Portfolio can invest in a variety of debt securities, including securities issued or guaranteed by the U.S. government and its agencies and federally-chartered corporate entities referred to as "instumentalities." The Portfolio can buy mortgage-related securities and collateralized mortgage obligations ("CMOs") issued or guaranteed by the U.S. government or private issuers. It can also buy municipal securities, foreign government securities, and domestic and foreign corporate debt obligations. The Portfolio can buy bonds rated below investment grade (these are commonly called "junk bonds"), but currently limits these investments to not more than 5% of its assets. o Money Market Instruments. The Portfolio can hold money market instruments, such as short-term U.S. government securities, commercial paper and bank instruments as part of its normal investment program, or for cash management purposes, or as a defensive investment when the Manager believes that the securities markets are unstable. The Portfolio can also use hedging instruments and certain derivative investments to try to manage investment risks. These investments are more fully explained in "About the Portfolio's Investments," below. |X| How Do the Portfolio Managers Decide What Securities to Buy or Sell? In selecting securities for purchase or sale by the Portfolio, the portfolio managers follow an investment process that uses quantitative tools to analyze market dynamics and economic trends to help determine the allocation of the Portfolio's investments over different asset classes. In selecting stocks for the Portfolio, the portfolio managers use a systematic and disciplined quantitative investment style. While this process and the inter-relationship of the factors used may change over time and its implementation may vary in particular cases, in general the investment selection process includes the strategies described below: |_| In selecting stocks, the portfolio managers use proprietary quantitative valuation techniques, which incorporate data derived from qualitative fundamental research, to identify stocks within the S&P 500 Index that they consider to be temporarily undervalued by various measures. Individual stocks are selected for the portfolio using a ranking process based on those valuation models. |_| The portfolio managers use both quantitative and fundamental analytical tools, including internal research and reports by other market analysts, to identify stocks within the selected universe that may provide growth opportunities, for example, by selecting stocks of issuers that have better earnings, cash flow, revenues and/or other favorable characteristics than analysts have expected. The portfolio managers, in essence, seek to choose stocks having prices that are relatively low in relation to what they consider to be the stocks' real worth or future prospects with the expectation that these stocks will increase in value when the market re-evaluates the issuers. |_| Seeking to reduce overall risks, the portfolio managers diversify the Portfolio's equity positions by allocating investments among industries within the S&P 500 Index. |_| In selecting bonds, the portfolio managers normally expect that portion of the Portfolio's investment holdings to have an average maturity (measured on a dollar-weighted basis) of between 6 and 14 years. Who Is the Portfolio Designed For? The Portfolio's shares are available only as an investment option under certain variable annuity contracts, variable life insurance policies and investment plans offered through insurance company separate accounts of participating insurance companies, for investors seeking total investment return over the long term from a flexible portfolio investing in different asset classes, including stocks, bonds and money market instruments. Because the Portfolio invests a portion of its assets in stocks, those investors should be willing to assume the risks of short-term share price fluctuations that are typical for a fund that can have substantial stock investments. Since the Portfolio's income level will fluctuate, it is not designed for investors needing an assured level of current income. The Portfolio is not a complete investment program. Main Risks of Investing in the Portfolio All investments carry risks to some degree. The Portfolio's investments are subject to changes in their value from a number of factors described below. There is also the risk that poor security selection by the Portfolio's investment Manager, OppenheimerFunds, Inc., will cause the Portfolio to underperform other funds having similar objectives. |X| Risks of Investing in Stocks. Stocks fluctuate in price, and their short-term volatility at times can be great. Because the Portfolio typically has substantial investments in common stocks, the value of the Portfolio's investment holdings will be affected by changes in the stock markets. Market risk will affect the Portfolio's net asset value per share, which will fluctuate as the values of the Portfolio's investments change. A variety of factors can affect the price of a particular stock and the prices of individual stocks do not all move in the same direction uniformly or at the same time. Different stock markets may behave differently from each other. In particular, because the Portfolio's stock investments are primarily in U.S. issuers, its share price will be affected by changes in U.S. stock markets. Other factors can affect a particular stock's price, such as poor earnings reports by the issuer, loss of major customers, major litigation against the issuer, or changes in government regulations affecting the issuer. The Portfolio invests in securities of large companies but it can also buy stocks of small and medium-size companies, which may have more volatile stock prices than stocks of large companies. Additionally, stocks of issuers in a particular industry may be affected by changes in economic conditions, government regulations, availability of basic resources or supplies, or other events that affect that industry more than others. To the extent that the Portfolio increases the relative emphasis of its investments in a particular industry, its share values can fluctuate in response to events affecting that industry. |X| Credit Risk. Debt securities are subject to credit risk. Credit risk relates to the ability of the issuer of a security to make interest and principal payments on the security as they become due. If the issuer fails to pay interest, the Portfolio's income may be reduced and if the issuer fails to repay principal, the value of that security and of the Portfolio's shares may be reduced. While the Portfolio's investments in U.S. government securities are subject to little credit risk, the Portfolio's other investments in debt securities, particularly high-yield lower-grade debt securities, are subject to risks of default. |X| Interest Rate Risks. The prices of debt securities, including U.S. government securities, are subject to change when prevailing interest rates change. When interest rates fall, the values of already-issued debt securities generally rise. When interest rates rise, the values of already-issued debt securities generally fall. The magnitude of these fluctuations will often be greater for longer-term debt securities than shorter-term debt securities. The Portfolio's share prices can go up or down when interest rates change because of the effect of the changes on the value of the Portfolio's investments in debt securities. |X| Prepayment Risk. Prepayment risk occurs when the mortgages underlying a mortgage-related security are prepaid at a rate faster than anticipated (usually, when interest rates fall) and the issuer of the security can prepay the principal prior to the security's maturity. Mortgage-related securities that are subject to prepayment risk, including the CMOs and other mortgage-related securities that the Portfolio can buy, generally offer less potential for gains when prevailing interest rates decline, and have greater potential for loss than other debt securities when interest rates rise. The impact of prepayments on the price of a security may be difficult to predict and may increase the volatility of the price. The Portfolio might have to reinvest the proceeds of prepaid securities in new securities offering lower yields. Additionally, the Portfolio can buy mortgage-related securities at a premium. Accelerated prepayments on those securities could cause the Portfolio to lose the portion of its principal investment represented by the premium the Portfolio paid. If interest rates rise rapidly, prepayments may occur at slower rates than expected, which could have the effect of lengthening the expected maturity of a short or medium-term security. That could cause its value to fluctuate more widely in response to changes in interest rates. In turn, this could cause the value of the Portfolio's shares to fluctuate more. |X| There are Special Risks in Using Derivative Investments. The Portfolio can use derivatives to seek increased returns or to try to hedge investment risks. In general terms, a derivative investment is one whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. Options, futures, mortgage-related securities and CMOs, asset-backed securities and "stripped" securities are examples of derivatives the Portfolio can use. If the issuer of the derivative does not pay the amount due, the Portfolio can lose money on the investment. Also, the underlying security or investment on which the derivative is based, and the derivative itself, might not perform the way the Manager expected it to perform. If that happens, the Portfolio's share price could decline or the Portfolio could get less income than expected. The Portfolio has limits on the amounts of particular types of derivatives it can hold. However, using derivatives can cause the Portfolio to lose money on its investments and/or increase the volatility of its share prices. How Risky is the Portfolio Overall? The risks described above collectively form the risk profile of the Portfolio and can affect the value of the Portfolio's investments, its investment performance and its price per share. These risks mean that you can lose money by investing in the Portfolio. When you redeem your shares, they may be worth more or less than what you paid for them. However, changes in the overall market prices of securities and the income they pay can occur at any time. The share price of the Portfolio will change daily based on changes in market prices of securities and market conditions and in response to other economic events. There is no assurance that the Portfolio will achieve its investment objective. In the short term, the stock markets can be volatile, and the price of the Portfolio's shares will go up and down as a result. The Portfolio's income-oriented investments may help cushion the Portfolio's total return from changes in stock prices, but fixed-income securities have their own risks, such as the risk of default and changes in value when interest rates change. The Portfolio seeks to reduce the effects of these risks by diversifying its investments over different asset classes. The Portfolio may be less volatile than funds that invest only in stocks but may be more volatile than funds that invest solely in investment grade bonds. An investment in the Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Portfolio's Performance The bar chart and table below show one measure of the risks of investing in the Portfolio, by showing changes in the Portfolio's performance from year to year for the last ten calendar years and by showing how the average annual total returns for 1, 5 and 10 years or life of class of the Portfolio's shares compare to those of broad-based market indices. The Portfolio's past investment performance is not necessarily an indication of how the Portfolio will perform in the future. Annual Total Returns (as of 12/31 each year) [See appendix to prospectus for data in bar chart showing annual total returns] For the period 1/1/02 through 3/31/02, the Portfolio's cumulative return (not annualized) was -0.86%. Charges imposed by the separate accounts that invest in the Portfolio are not included in the calculations of return in this bar chart, and if those charges were included, the returns would be less than those shown. During the period shown in the bar chart, the highest return (not annualized) for a calendar quarter was 12.35% (4QTR98) and the lowest return (not annualized) for a calendar quarter was -9.70% (3QTR01). ----------------------------- ----------------------------- ---------------------------- --------------------------- ---------------------------- Average Annual Total Returns for the periods Past 10 Years ended December 31, 2001 1 Year Past 5 Years (or life of class if less) ----------------------------- ----------------------------- ---------------------------- --------------------------- ----------------------------- ----------------------------- ---------------------------- --------------------------- Total Return Portfolio (inception: 9/30/82) -6.94% 3.31% 7.34% ----------------------------- ----------------------------- ---------------------------- --------------------------- ----------------------------- ----------------------------- ---------------------------- --------------------------- S&P 500 Index (from: 12/31/90) -11.88% 10.70% 12.93% ----------------------------- ----------------------------- ---------------------------- --------------------------- ----------------------------- ----------------------------- ---------------------------- --------------------------- Merrill Lynch Corporate/ Gov't Master Index 8.43% 7.41% 7.32%1 ----------------------------- ----------------------------- ---------------------------- --------------------------- 1. From 12/31/91. The Portfolio's average annual total returns measure the performance of a hypothetical account without deducting charges imposed by the separate accounts that invest in the Portfolio and assume that all dividends and capital gains distributions have been reinvested in additional shares. Because the Portfolio invests in stocks and bonds, its performance is compared to the S&P 500 Index, an unmanaged index of equity securities that is a measure of the general domestic stock market and to the Merrill Lynch Corporate and Government Master Index, a broad-based index of debt securities. However, it must be remembered that the index performance reflects the reinvestment of income but does not consider the effects of transaction costs. Also, the Portfolio may have investments that vary from the indices. The Portfolio's total returns should not be expected to be the same as the returns of other Oppenheimer funds, even if funds have the same portfolio managers and/or similar names. About the Portfolio's Investments The Portfolio's Principal Investment Policies. The allocation of the Portfolio's investment holdings among the different investments will vary over time based upon the Manager's evaluation of economic and market trends. The Portfolio's holdings might not always include all of the different types of investments described below. The Statement of Additional Information contains more detailed information about the Portfolio's investment policies and risks. The Manager tries to reduce risks by carefully researching securities before they are purchased. The Portfolio attempts to reduce its exposure to market risks by diversifying its investments, that is, by not holding a substantial percentage of the stock of any one company and by not investing too great a percentage of the Portfolio's assets in any one issuer. Also, the Portfolio does not concentrate 25% or more of its investments in any one industry. |X| Stocks and Other Equity Investments. The Portfolio can invest in the equity securities of issuers that may be of small, medium or large capitalization, to seek total investment return. The Portfolio's stock investments mainly are common stocks but it can also invest in other equity securities, including preferred stocks, rights and warrants, and securities convertible into common stock. The Portfolio can buy securities issued by domestic or foreign companies. However, the Portfolio's investments in stocks are currently focused on those of U.S. issuers. The Portfolio's equity investments may be exchange-traded or over-the-counter securities. Over-the-counter securities may have less liquidity than exchange-traded securities, and stocks of companies with smaller capitalization have greater risk of volatility than stocks of larger companies. |_| Convertible Securities. Many convertible securities are a form of debt security, but the Manager regards some of them as "equity substitutes" because of their conversion feature. In those cases, their ratings have less impact on the Manager's investment decision than in the case of other debt securities. The Portfolio's investments in convertible securities may include securities rated as low as "B" by Moody's Investor Services, Inc. or Standard & Poor's Rating Service or that have comparable ratings by other national rating organizations or, if they are unrated, have an equivalent rating assigned by the Manager. Those ratings are below "investment grade" and the securities are subject to greater risk of default by the issuer than investment grade securities. |X| Corporate Bonds and U.S. Government Securities. The Portfolio can buy debt securities that are rated by nationally-recognized rating organizations as well as unrated securities assigned an equivalent rating by the Manager. The Portfolio's debt investments may be "investment grade" (that is, in the four highest rating categories of a national rating organization) or may be securities that are below investment grade (sometimes called "junk bonds"), rated as low as "B," as described above in "Convertible Securities." The Portfolio does not invest more than 10% of its total assets in unrated debt securities. While the Portfolio can invest as much as 20% of its total assets in debt securities and preferred stocks rated below investment-grade, currently it does not intend to invest more than 5% of its total assets in these investments. While the Portfolio is not required to sell a bond that falls below that rating after the Portfolio buys it, the Manager will monitor the Portfolio's holdings to determine whether to sell these securities. |_| Special Credit Risks of Lower-Grade Securities. All corporate debt securities (whether foreign or domestic) are subject to some degree of credit risk. While investment-grade securities are subject to risks of non-payment of principal and interest, in general higher-yielding, lower-grade bonds, whether rated or unrated, have greater risks of default than investment-grade securities. U.S. government securities are subject to little credit risk. Because the Portfolio can invest in securities rated below investment grade to seek high income, the Portfolio's credit risks are greater than those of Portfolios that buy only investment grade bonds. Securities that are (or that have fallen) below investment grade are exposed to a greater risk that the issuers of those securities might not meet their debt obligations. These securities may be subject to greater market fluctuations than investment grade securities. There may be less of a market for them and therefore they may be harder to value and to sell at an acceptable price. There is a relatively greater possibility that the issuer's earnings may be insufficient to make the payments of interest and principal due on the bonds. These risks mean that the Portfolio's net asset value per share could be reduced by declines in value of these securities, and it might not earn the income or return of principal it expects. |_| U.S. Government Securities. The Portfolio can invest in securities issued or guaranteed by the U.S. Treasury or other government agencies or instrumentalities. These are referred to as "U.S. government securities" in this Prospectus. They can include CMOs and other mortgage-related securities. o U.S. Treasury Obligations. These include Treasury bills (having maturities of one year or less when issued), Treasury notes (having maturities of from one to ten years when issued), and Treasury bonds (having maturities of more than ten years when issued). Treasury securities are backed by the full faith and credit of the United States as to timely payments of interest and repayments of principal. The Portfolio can buy U. S. Treasury securities that have been "stripped" of the interest coupons by a Federal Reserve Bank, zero-coupon U.S. Treasury securities described below, and Treasury Inflation-Protection Securities ("TIPS"). Although not rated, Treasury obligations have little credit risk but prior to maturity are subject to interest rate risk. o Obligations of U.S. Government Agencies or Instrumentalities. These include direct obligations and mortgage-related securities that have different levels of credit support from the government. Some are supported by the full faith and credit of the U.S. government, such as Government National Mortgage Association pass-through mortgage certificates (called "Ginnie Maes"). Some are supported by the right of the issuer to borrow from the U.S. Treasury under certain circumstances, such as Federal National Mortgage Association bonds ("Fannie Maes"). Others are supported only by the credit of the entity that issued them, such as Federal Home Loan Mortgage Corporation obligations ("Freddie Macs"). These have relatively little credit risk. o Mortgage-Related U.S. Government Securities. The Portfolio can buy interests in pools of residential or commercial mortgages, in the form of CMOs and other "pass-through" mortgage securities. CMOs that are U.S. government securities have collateral to secure payment of interest and principal. They may be issued in different series with different interest rates and maturities. The collateral is either in the form of mortgage pass-through certificates issued or guaranteed by a U.S. agency or instrumentality or mortgage loans insured by a U.S. government agency. The prices and yields of CMOs are determined, in part, by assumptions about the cash flows from the rate of payments of the underlying mortgages. Changes in interest rates may cause the rate of expected prepayments of those mortgages to change. In general, prepayments increase when general interest rates fall and decrease when interest rates rise. If prepayments of mortgages underlying a CMO occur faster than expected when interest rates fall, the market value and yield of the CMO could be reduced. Additionally, the Portfolio may have to reinvest the prepayment proceeds in other securities paying interest at lower rates, which could reduce the Portfolio's total return. When interest rates rise rapidly, if prepayments occur more slowly than expected, a short- or medium-term CMO can in effect become a long-term security, subject to greater fluctuations in value. These prepayment risks can make the prices of CMOs very volatile when interest rates change. The prices of longer-term debt securities tend to fluctuate more than those of shorter-term debt securities. That volatility will affect the Portfolio's share prices. |_| Private-Issuer Mortgage-Backed Securities. The Portfolio can invest in mortgage-backed securities issued by private issuers, which do not offer the credit backing of U.S. government securities. Private issuer securities are subject to the credit risks of the issuers as well as the interest rate risks and prepayment risks of CMOs, discussed above, although in some cases they may be supported by insurance or guarantees. Primarily these include multi-class debt or pass-through certificates secured by mortgage loans. They may be issued by banks, savings and loans, mortgage bankers and other non-governmental issuers. |_| Asset-Backed Securities. The Portfolio can buy asset-backed securities, which are fractional interests in pools of loans collateralized by loans or other assets or receivables. They are issued by trusts and special purpose corporations that pass the income from the underlying pool to the buyer of the interest. These securities are subject to prepayment risks, and the risk of default by the issuer as well as by the borrowers of the underlying loans in the pool. |X| Money Market Instruments and Short-Term Debt Securities. The Portfolio can invest in a variety of short-term debt obligations having a maturity of one year or less. These include: |_| Money market instruments, which in general are debt obligations rated in the top two rating categories of national rating organizations (or that are unrated instruments that have equivalent ratings assigned by the Manager). Examples include commercial paper of domestic issuers or foreign companies (if the foreign issuers have assets of $1 billion or more). |_| Short-term debt obligations of the U.S. government or corporations. |_| Obligations of domestic or foreign banks or savings and loan associations, such as certificates of deposit and bankers' acceptances. The yields on shorter-term debt obligations tend to be less than on longer-term debt. Therefore, this strategy might help preserve principal but might reduce opportunities to seek growth of capital as part of the Portfolio's objective of total return. Under normal market conditions this strategy would be used primarily for cash management or liquidity purposes. Under abnormal market conditions, the Portfolio could invest up to 100% of its assets in those instruments for defensive purposes. |X| Portfolio Turnover. The Portfolio ordinarily does not engage in short-term trading to try to achieve its objective. Portfolio turnover affects brokerage costs the Portfolio pays. The Financial Highlights table at the end of this Prospectus shows the Portfolio's portfolio turnover rates during prior fiscal years. |X| Special Portfolio Diversification Requirements. To enable a variable annuity or variable life insurance contract based on an insurance company separate account to qualify for favorable tax treatment under the Internal Revenue Code, the underlying investments must follow special diversification requirements that limit the percentage of assets that can be invested in securities of particular issuers. The Portfolio's investment program is managed to meet those requirements, in addition to other diversification requirements under the Internal Revenue Code and the Investment Company Act that apply to publicly-sold mutual funds. Failure by the Portfolio to meet those special requirements could cause earnings on a contract owner's interest in an insurance company separate account to be taxable income. Those diversification requirements might also limit, to some degree, the Portfolio's investment decisions in a way that could reduce its performance. |X| Can the Portfolio's Investment Objective and Policies Change? The Portfolio's Board of Directors can change non-fundamental investment policies without shareholder approval, although significant changes will be described in amendments to this Prospectus. Fundamental policies are those that cannot be changed without the approval of a majority of the Portfolio's outstanding voting shares. The Portfolio's investment objective is not a fundamental policy, but will not be changed by the Portfolio's Board of Directors without advance notice to shareholders. Investment restrictions that are fundamental policies are listed in the Statement of Additional Information. An investment policy is not fundamental unless this Prospectus or the Statement of Additional Information says that it is. Other Investment Strategies. To seek its objective, the Portfolio can also use the investment techniques and strategies described below. The Portfolio might not always use all of them. These techniques involve certain risks, although some are designed to help reduce overall investment or market risks. |X| Foreign Investing. The Portfolio can buy equity or debt securities of companies and debt securities of governments in any country, developed or underdeveloped. As a fundamental policy, the Portfolio cannot invest more than 10% of its total assets in foreign securities. As an exception to that restriction the Portfolio can invest up to 25% of its total assets in foreign equity or debt securities that are: |_| issued, assumed or guaranteed by foreign governments or their political subdivisions or instrumentalities, |_| assumed or guaranteed by domestic issuers (including Eurodollar securities), or |_| issued, assumed or guaranteed by foreign issuers that have a class of securities listed for trading on The New York Stock Exchange. Shareholders of the Portfolio will soon receive a proxy statement requesting approval of various proposals. One such proposal is the elimination of the above-mentioned fundamental policy on investing in foreign securities. If that proposal is not approved by shareholders, this prospectus will be amended accordingly. While foreign securities offer special investment opportunities, there are also special risks, such as foreign taxation, risks of delays in settlements of securities transactions, and the effects of a change in value of a foreign currency against the U.S. dollar, which will result in a change in the U.S. dollar value of securities denominated in that foreign currency. Foreign issuers are not subject to the same accounting and disclosure requirements that U.S. companies are subject to. The value of foreign investments may be affected by exchange control regulations, expropriation or nationalization of a company's assets, foreign taxes, changes in governmental economic or monetary policy in the U.S. or abroad, or other political and economic factors. |X| Illiquid and Restricted Securities. Investments may be illiquid because there is no active trading market for them. That might make it difficult to value them or dispose of them promptly at an acceptable price. A restricted security is one that has a contractual restriction on its resale or which cannot be sold publicly until it is registered under the Securities Act of 1933. The Portfolio will not invest more than 15% of its net assets in illiquid or restricted securities. Certain restricted securities that are eligible for resale to qualified institutional purchasers may not be subject to that limit. The Manager monitors holdings of illiquid securities on an ongoing basis to determine whether to sell any holdings to maintain adequate liquidity. |X| Repurchase Agreements. In a repurchase agreement, the Portfolio buys a security and simultaneously agrees to sell it to the vendor for delivery at a future date. Delays or losses could occur if the other party to the agreement defaults or becomes insolvent. These are used primarily for cash management and liquidity purposes. |X| Derivative Investments. The Portfolio can use a number of different kinds of "derivative" investments, although it does not do so currently to a significant degree and is not required to use them to seek its goal. In general terms, a derivative investment is an investment contract whose value depends on (or is derived from) the value of an underlying asset, interest rate or index. In the broadest sense, exchange-traded options, futures contracts, forward contracts and other hedging instruments the Portfolio might use can be considered "derivative" investments. In addition to using derivatives for hedging, the Portfolio might use other derivative investments because they offer the potential for increased value. Markets underlying securities and indices may move in a direction not anticipated by the Manager. Interest rate and stock market changes in the U.S. and abroad may also influence the performance of derivatives. As a result of these risks the Portfolio could realize less principal or income from the investment than expected. Certain derivative investments held by the Portfolio may be illiquid. |X| Zero-Coupon and "Stripped" Securities. Some of the U.S. government debt securities the Portfolio buys are zero-coupon bonds that pay no interest. They are issued at a substantial discount from their face value. "Stripped" securities are the separate income or principal components of a debt security. Some CMOs or other mortgage-related securities may be stripped, with each component having a different proportion of principal or interest payments. One class might receive all the interest and the other all the principal payments. Zero-coupon and stripped securities are subject to greater fluctuations in price from interest rate changes than conventional interest-bearing securities. The Portfolio may have to pay out the imputed income on zero coupon securities without receiving the actual cash currently. Stripped securities are particularly sensitive to changes in interest rates. The values of interest-only mortgage related securities are also very sensitive to prepayments of underlying mortgages. When prepayments tend to fall, the timing of the cash flows to principal-only securities increases, making them more sensitive to changes in price. The market for some of these securities may be limited, making it difficult for the Portfolio to value them or to dispose of its holdings at an acceptable price. |X| Hedging. The Portfolio can write exchange-traded covered call options on securities, futures and stock indices, and can buy and sell certain kinds of futures contracts and forward contracts. These are all referred to as "hedging instruments." The Portfolio does not use hedging instruments for speculative purposes, and has limits on its use of them. The Portfolio is not required to use hedging instruments in seeking its goal and currently does not use them to a significant degree. Options trading involves the payment of premiums and has special tax effects on the Portfolio. There are also special risks in particular hedging strategies. For example, if a covered call written by the Portfolio is exercised on an investment that has increased in value, the Portfolio will be required to sell the investment at the call price and will not be able to realize any profit if the investment has increased in value above the call price. If the Manager used a hedging instrument at the wrong time or judged market conditions incorrectly, the strategy could reduce the Portfolio's return. The Portfolio could also experience losses if the prices of its futures and options positions were not correlated with its other investments or if it could not close out a position because of an illiquid market. How the Portfolio Is Managed The Manager. The Manager chooses the Portfolio's investments and handles its day-to-day business. The Manager carries out its duties, subject to the policies established by the Board of Directors, under an investment advisory agreement that states the Manager's responsibilities. The agreement sets the fees the Portfolio pays to the Manager and describes the expenses that the Portfolio is responsible to pay to conduct its business. The Manager has operated as an investment adviser since January 1960. The Manager and its subsidiaries and affiliates manage more than $130 billion in assets as of March 31, 2002, including other Oppenheimer funds with more than 6.3 million shareholder accounts. The Manager is located at 498 Seventh Avenue, New York, New York 10018. |X| Portfolio Managers. The portfolio manager of the Portfolio's equity component is Patrick Bisbey. He is the person primarily responsible for the day-to-day management of the Portfolio's equity investments. Mr. Bisbey became a portfolio manager on March 1, 2000. Mr. Bisbey is a Managing Director and Manager of Trading and Portfolio Operations (since June, 1992) of Trinity Investment Management Corporation, a wholly-owned subsidiary of the Manager's immediate parent, Oppenheimer Acquisition Corp. The Portfolio's fixed-income component is managed by a team of portfolio managers from the Manager's fixed-income department. |X| Advisory Fees. Under the investment advisory agreement, the Portfolio pays the Manager an advisory fee at an annual rate that declines on additional assets as the Portfolio grows: 0.625% of the first $600 million of average daily net assets of the Fund, and 0.450% of average daily net assets in excess of $600 million. The Portfolio's management fee for its last fiscal year ended December 31, 2001, was 0.625% of average annual net assets. |X| Possible Conflicts of Interest. The Portfolio offers its shares to separate accounts of different insurance companies as an investment for their variable annuity, variable life and other investment product contracts. While the Portfolio does not foresee any disadvantages to contract owners from these arrangements, it is possible that the interests of owners of different contracts participating in the Portfolio through different separate accounts might conflict. For example, a conflict could arise because of differences in tax treatment. The Portfolio's Board has procedures to monitor the portfolio for possible conflicts to determine what action should be taken. If an irreconcilable conflict occurs, the Board might require one or more participating insurance company separate accounts to withdraw their investments in the Portfolio. That could force the Portfolio to sell securities at disadvantageous prices, and orderly portfolio management could be disrupted. Also, the Board might refuse to sell shares of the Portfolio to a particular separate account, or could terminate the offering of the Portfolio's shares if required to do so by law or if it would be in the best interests of the shareholders of the Portfolio to do so. Investing In The Portfolio How to Buy and Sell Shares How Are Shares Purchased? Shares of the Portfolio may be purchased only by separate investment accounts of participating insurance companies as an underlying investment for variable life insurance policies, variable annuity contracts or other investment products. Individual investors cannot buy shares of the Portfolio directly. Please refer to the accompanying prospectus of the participating insurance company for information on how to select the Portfolio as an investment option for that variable life insurance policy, variable annuity or other investment product. That prospectus will indicate which class of shares you are eligible to purchase. The Portfolio reserves the right to refuse any purchase order when the Manager believes it would be in the Portfolio's best interests to do so. |X| Market Timers. The Fund has instructed its participating insurance companies that it may restrict or refuse investments by their separate accounts from market timers. "Market timers" include persons whose separate account transactions have, or have attempted (i) an exchange out of the Fund within two weeks of an earlier exchange request, (ii) exchanges out of the Fund more than twice in any calendar quarter, (iii) an exchange of Fund shares equal to at least $5 million, or more than 1% of the Fund's net assets, or (iv) other transactions in Fund shares that demonstrated a timing pattern. Separate accounts under common ownership or control are combined for these limits. There can be no assurance that all such participating insurance companies will be successful in controlling investments in their respective separate accounts by market timers. ------------------------------------------------------------------------------------------------------------------- Information about your investment in the Portfolio through your variable annuity contract, variable life insurance policy or other plan can be obtained only from your participating insurance company or its servicing ---- agent. The Portfolio's Transfer Agent does not hold or have access to those records. Instructions for buying or selling shares of the Portfolio should be given to your insurance company or its servicing agent, not directly to the Portfolio or its Transfer Agent. ------------------------------------------------------------------------------------------------------------------- |X| At What Price Are Shares Sold? Shares are sold at their offering price, which is the net asset value per share. The Portfolio does not impose any sales charge on purchases of its shares. If there are any charges imposed under the variable annuity, variable life or other contract through which Portfolio shares are purchased, they are described in the accompanying prospectus of the participating insurance company. The net asset value per share is determined as of the close of The New York Stock Exchange on each day that the exchange is open for trading (referred to in this Prospectus as a "regular business day"). The Exchange normally closes at 4:00 P.M., New York time, but may close earlier on some days. All references to time in this Prospectus mean "New York time." The net asset value per share is determined by dividing the value of the Portfolio's net assets attributable to a class by the number of shares of that class that are outstanding. To determine net asset value, the Portfolio's Board of Directors has established procedures to value the Portfolio's securities, in general based on market values. The Board has adopted special procedures for valuing illiquid and restricted securities and obligations for which market values cannot be readily obtained. Because some foreign securities trade in markets and on exchanges that operate on weekends and U.S. holidays, the values of some of the Portfolio's foreign investments might change significantly on days when investors cannot buy or redeem Portfolio shares. If, after the close of the principal market on which a security held by the Portfolio is traded, and before the time the Fund's securities are priced that day, an event occurs that the Manager deems likely to cause a material change in the value of such security, the Portfolio's Board of Trustees has authorized the Manager, subject to the Board's review, to ascertain a fair value for such security. The offering price that applies to an order from a participating insurance company is based on the next calculation of the net asset value per share that is made after the insurance company (as the Portfolio's designated agent to receive purchase orders) receives a purchase order from its contract or policy owners to purchase Portfolio shares on a regular business day, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. on the next regular business day at the offices of its Transfer Agent in Colorado. |X| Classes of Shares. The Portfolio offers two different classes of shares. The class of shares designated as Service shares are subject to a distribution and service plan. The impact of the expenses of that plan on Service shares is described below. The class of shares offered by this Prospectus has no "name" designation. The other class is designated as Service shares. The different classes of shares represent investments in the same portfolio of securities but are expected to have different expenses and share prices. |X| Distribution and Service Plan for Service shares. The Portfolio has adopted a Distribution and Service Plan for Service shares to pay the distributor, for distribution related services for the Portfolio's Service shares. Under the Plan, payments are made quarterly at an annual rate of up to 0.25% of the average annual net assets of Service shares of the Portfolio. The distributor currently uses all of those fees to compensate sponsor(s) of the insurance product that offers Portfolio shares, for providing personal service and maintenance of accounts of their variable contract owners that hold Service shares. The impact of the service plan is to increase operating expenses of the Service shares, which results in lower performance compared to the Portfolio's shares that are not subject to a service fee. How Are Shares Redeemed? As with purchases, only the participating insurance companies that hold Portfolio shares in their separate accounts for the benefit of variable annuity contracts, variable life insurance policies or other investment products can place orders to redeem shares. Contract holders and policy holders should not directly contact the Portfolio or its Transfer Agent to request a redemption of Portfolio shares. Contract owners should refer to the withdrawal or surrender instructions in the accompanying prospectus of the participating insurance company. The share price that applies to a redemption order is the next net asset value per share that is determined after the participating insurance company (as the Portfolio's designated agent) receives a redemption request on a regular business day from its contract or policy holder, provided that the Portfolio receives the order from the insurance company by 9:30 A.M. the next regular business day at the office of its Transfer Agent in Colorado. The Portfolio normally sends payment by Federal Funds wire to the insurance company's account the day after the Portfolio receives the order (and no later than 7 days after the Portfolio's receipt of the order). Under unusual circumstances determined by the Securities and Exchange Commission, payment may be delayed or suspended. Dividends, Capital Gains and Taxes Dividends. The Portfolio intends to declare dividends separately for each class of shares from net investment income, if any, on an annual basis, and to pay those dividends in March on a date selected by the Board of Directors. The Portfolio has no fixed dividend rate and cannot guarantee that it will pay any dividends. All dividends (and any capital gains distributions) will be reinvested automatically in additional Portfolio shares at net asset value for the account of the participating insurance company (unless the insurance company elects to have dividends or distributions paid in cash). Capital Gains. The Portfolio may realize capital gains on the sale of portfolio securities. If it does, it may make distributions out of any net short-term or long-term capital gains in March of each year. Dividends and distributions will generally be lower for Service shares, which normally have higher expenses. The Portfolio may make supplemental distributions of dividends and capital gains following the end of its fiscal year. There can be no assurance that the Portfolio will pay any capital gains distributions in a particular year. Taxes. For a discussion of the tax status of a variable annuity contract, a variable life insurance policy or other investment product of a participating insurance company, please refer to the accompanying prospectus of your participating insurance company. Because shares of the Portfolio may be purchased only through insurance company separate accounts for variable annuity contracts, variable life insurance policies or other investment products, dividends paid by the Portfolio from net investment income and distributions (if any) of net realized short-term and long-term capital gains will be taxable, if at all, to the participating insurance company. This information is only a summary of certain federal income tax information about an investment in Portfolio shares. You should consult with your tax adviser or your participating insurance company representative about the effect of an investment in the Portfolio under your contract or policy. Financial Highlights The Financial Highlights Table is presented to help you understand the Portfolio's financial performance for the past 5 fiscal years. Certain information reflects financial results for a single Portfolio share. The total returns in the table represent the rate that an investor would have earned (or lost) on an investment in the Portfolio (assuming reinvestment of all dividends and distributions). This information has been audited by Deloitte & Touche LLP, the Portfolio's independent auditors, whose report, along with the Portfolio's financial statements, is included in the Statement of Additional Information, which is available on request. Information about Service Shares has not been included in the table since Service Shares were not offered for sale during the Portfolio's last fiscal year. Financial Highlights

                                                     Year Ended December 31,
                                                     2001            2000            1999            1998            1997
==========================================================================================================================

Per Share Operating Data
Net asset value, beginning of period                 $1.45           $1.75           $1.91           $2.00           $1.91
--------------------------------------------------------------------------------------------------------------------------
Income (loss) from investment operations:
Net investment income                                  .04(1)          .07             .07             .06             .07
Net realized and unrealized gain (loss)               (.14)(1)        (.10)           (.10)            .14             .25
--------------------------------------------------------------------------------------------------------------------------
Total income (loss) from investment operations        (.10)           (.03)           (.03)            .20             .32
--------------------------------------------------------------------------------------------------------------------------
Dividends and/or distributions to shareholders:
Dividends from net investment income                  (.06)           (.08)           (.06)           (.07)           (.07)
Distributions from net realized gain                    --            (.19)           (.07)           (.22)           (.16)
--------------------------------------------------------------------------------------------------------------------------
Total dividends and/or distributions
to shareholders                                       (.06)           (.27)           (.13)           (.29)           (.23)
--------------------------------------------------------------------------------------------------------------------------
Net asset value, end of period                       $1.29           $1.45           $1.75           $1.91           $2.00
                                                     =====           =====           =====           =====           =====
==========================================================================================================================
Total Return, at Net Asset Value(2)                  (6.94)%         (2.51)%         (1.54)%         10.90%          18.81%
==========================================================================================================================
Ratios/Supplemental Data
Net assets, end of period (in millions)               $446            $606          $1,074          $1,344          $1,279
--------------------------------------------------------------------------------------------------------------------------
Average net assets (in millions)                      $509            $791          $1,230          $1,299          $1,208
--------------------------------------------------------------------------------------------------------------------------
Ratios to average net assets:(3)
Net investment income                                 2.33%(1)        2.97%           3.27%           3.30%           3.57%
Expenses                                              0.65%           0.61%           0.55%           0.55%(4)        0.55%(4)
--------------------------------------------------------------------------------------------------------------------------
Portfolio turnover rate                                108%            123%            113%             93%            104%
1. Without the adoption of the change in amortization method as discussed in Note 1 in the Notes to Financial Statements, these amounts would have been: Net investment income Change less than $0.005 Net realized and unrealized gain (loss) Change less than $0.005 Net investment income ratio 2.38% 2. Assumes a $1,000 hypothetical initial investment on the business day before the first day of the fiscal period, with all dividends and distributions reinvested in additional shares on the reinvestment date, and redemption at the net asset value calculated on the last business day of the fiscal period. Total returns are not annualized for periods less than one full year. Total return information does not reflect expenses that apply at the separate account level or to related insurance products. Inclusion of these charges would reduce the total return figures for all periods shown. 3. Annualized for periods of less than one full year. 4. Expense ratio has been calculated without adjustment for the reduction to custodian expenses. Total Return Portfolio

INFORMATION AND SERVICES

For More Information on Total Return Portfolio

The following additional information about the Portfolio is available without charge upon request:

STATEMENT OF ADDITIONAL INFORMATION. This document includes additional information about the Portfolio’s investment policies, risks, and operations. It is incorporated by reference into this Prospectus (which means it is legally part of this Prospectus).

ANNUAL AND SEMI-ANNUAL REPORTS. Additional information about the Portfolio’s investments and performance is available in the Portfolio’s Annual and Semi-Annual Reports to shareholders. The Annual Report includes a discussion of market conditions and investment strategies that significantly affected the Portfolio’s performance during its last fiscal year.

How to Get More Information

You can request the Statement of Additional Information, the Annual and Semi-Annual Reports, the notice explaining the Portfolio’s privacy policy and other information about the Portfolio or your account:

------------------------------------------------------------------------------------------------------------- ------------------------------------------------------------------------------------------------------------- By Telephone: Call OppenheimerFunds Services toll-free: ------------------------------------------------------------------------------------------------------------- 1.800.981.2871 ------------------------------------------------------------------------------------------------------------- By Mail: Write to: OppenheimerFunds Services ------------------------------------------------------------------------------------------------------------- P.O. Box 5270 ------------------------------------------------------------------------------------------------------------- Denver, Colorado 80217-5270

Information about the Portfolio including the Statement of Additional Information can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.942.8090. Reports and other information about the Portfolio are available on the EDGAR database on the SEC’s Internet website at www.sec.gov. Copies may be obtained after payment of a duplicating fee by electronic request at the SEC’s e-mail address: publicinfo@sec.gov or by writing to the SEC’s Public Reference Section, Washington, D.C. 20549-0102.

No one has been authorized to provide any information about the Portfolio or to make any representations about the Portfolio other than what is contained in this Prospectus. This Prospectus is not an offer to sell shares of the Portfolio, nor a solicitation of an offer to buy shares of the Portfolio, to any person in any state or other jurisdiction where it is unlawful to make such an offer.

The Fund's SEC File No.: 811-3255 PR0609.001.0402 Printed on recycled paper. Appendix to Prospectus of Total Return Portfolio Graphic material included in the Prospectus of Total Return Portfolio: "Annual Total Returns (as of 12/31 each year)":

        A bar chart will be included in the Prospectus of Total Return Portfolio (the “Portfolio”) depicting the annual total returns of a hypothetical investment in shares of the Portfolio for each of the ten most recent calendar years. Set forth below are the relevant data points that will appear in the bar chart:

------------------------------------ ------------------------------------------------ Calendar Year Ended 12/31 Annual Total Return ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1992 10.21% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1993 16.28% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1994 -1.97% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1995 24.66% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1996 10.15% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1997 18.81% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1998 10.90% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 1999 -1.54% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 2000 -2.51% ------------------------------------ ------------------------------------------------ ------------------------------------ ------------------------------------------------ 2001 -6.94% ------------------------------------ ------------------------------------------------